SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
Commission file number
A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2
(416) 980-2211

CIBC World Markets Incentive Savings Plan for United States Employees
Financial Statements
and Supplemental Schedule
Years ended December 31, 2004 and 2003
Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2004 and 2003 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11

Report of Independent Auditors
To the Participants and Plan Administrator
  of the CIBC World Markets Incentive Savings Plan for United States Employees
We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York
November 18, 2005

CIBC World Markets Incentive Savings Plan for United States Employees
Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments at fair value:
Registered investment companies	$202,519,984	$150,879,077
CIBC stock fund	13,640,675	10,893,307
Loans to participants	2,510,199	2,166,268

Total investments	218,670,858	163,938,652

Employer and participant contributions receivable	467,315	—

Net assets available for benefits	$219,138,173	$163,938,652

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees
Statements of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

Additions
Net realized and unrealized appreciation in fair value of investments	$16,277,669
Interest and dividends	4,485,614
Employer contributions	3,319,442
Participant contributions	13,321,817
Transfer from other CIBC Plan	43,840,470

Total additions	81,245,012

Deductions
Benefits paid to participants	26,032,903
Other	12,588

Total deductions	26,045,491

Increase in net assets available for benefits	55,199,521

Net assets available for benefits:
Beginning of year	163,938,652

End of year	$219,138,173

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements
December 31, 2004
1. Description of the Plan
The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information. Terms used in this description have the same meaning as in the Plan.
General
The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. The US Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
During 2003, CIBC sold its US Wealth Management business to Fahnestock Viner Holdings, Inc., which was subsequently renamed Oppenheimer Holdings, Inc. (“Oppenheimer”). Plan participants terminated from CIBC as a result of this transaction were given the choice of leaving their benefit in the Plan, receiving a direct distribution of their benefit, or rolling over their benefit to another qualified tax deferred plan or individual retirement account. Approximately $4,200,000 and $17,700,000 have been distributed to the terminated participants in accordance with their instructions provided to the Trustee during 2004 and 2003, respectively. As of December 31, 2004 and 2003, respectively, there were 278 and 599 Oppenheimer employees with assets remaining in the Plan.
Eligibility and Participation
An employee is eligible to participate in the Plan on his/her date of hire provided that they have attained 18 years of age.
Contributions
A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. The discretionary bonus contribution amount determined by CIBC for the plan year ended December 31, 2004 was $1,357,550.

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct their account balances into various investment options offered by the Plan.
Vesting
Participants employed by CIBC before January 1, 1999 that remain employed are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions. At December 31, 2004, participant forfeitures of $825,303 were available to reduce CIBC contributions to the Plan. These forfeitures along with amounts subsequently forfeited by participants were utilized to fully offset CIBC’s December 31, 2004 discretionary bonus contribution, which was approved in May 2005.
Participant Loans
Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. If the account balance is less than $5,000, the value of the distribution will be paid as a lump sum. If the account balance is greater than $5,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).
2. Plan Merger
Effective April 29, 2004, the Plan merged with the 401(k) Capital Accumulation Plan (“Cap Plan”). Participants of the Cap Plan were also eligible to participate in the Plan. The merger had no effect on a participant’s overall account balance or their ability to contribute to the Plan. The Cap Plan’s total assets at fair value of $43,840,470 were transferred to the Plan effective April 29, 2004.
3. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements (continued)
3. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Plan’s investment in the CIBC Stock Fund is valued at the year end unit closing price. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements (continued)
4. Investments
The following is a summary of the information regarding the Plan, included in the Plan’s financial statements and supplemental schedule:

	2004	2003

Investments representing 5% or more of net assets
Available for benefits:
CIBC Stock Fund*	$13,640,675	$10,893,307
Davis New York Venture Fund*	16,498,057	6,951,390
Lord Abbett Affiliated Fund*	27,140,028	24,516,114
PIMCO Funds: Pacific Investment Management Series*	11,442,053	9,776,145
Vanguard 500 Index Fund Investor Shares*	45,950,060	39,359,269
Vanguard Prime Money Market Fund*	26,594,301	20,299,983
Vanguard Small-Cap Index Fund*	16,147,825	10,181,598
Vanguard US Growth Fund*	13,409,708	10,682,276

Subtotal	170,822,707	132,660,082

Investments representing less than 5% of net assets
Available for benefits:
Alliance Premier Growth Fund*	1,168,399	747,531
Alliance Technology Fund*	1,188,856	893,656
American Funds EuroPacific Growth Fund*	9,583,314	4,886,544
Franklin Strategic Series: Small Cap Growth Fund*	2,637,653	1,628,321
Morgan Stanley Institutional Fund*	1,834,617	1,006,114
Nations International Value Fund*	4,025,414	2,053,418
Oak Associates Fund: White Oak Growth Stock Fund*	2,840,353	2,136,654
Seligman Communications and Information Fund*	1,575,553	1,226,657
Vanguard Balanced Index Fund*	10,202,273	7,180,584
Vanguard High Yield Corporate Fund*	5,228,120	3,317,420
Vanguard Long-Term Treasury Fund*	5,053,400	4,035,403
Loans to participants*	2,510,199	2,166,268

Subtotal	47,848,151	31,278,570

Total investments	$218,670,858	$163,938,652

*Permitted party-in-interest

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements (continued)
4. Investments (continued)
During the year ended December 31, 2004, gains and losses on investments sold as well as appreciation in the value of Plan assets held at year end was $16,277,669 and is broken down as follows:

2004
Registered investment companies	$13,934,318
CIBC Stock Fund	2,343,351

Net realized and unrealized appreciation in fair value of investments	$16,277,669

During the year ended December 31, 2004, interest and dividend income earned on Plan assets were as follows:

2004
Registered investment companies	$4,057,296
CIBC Stock Fund	328,238
Loans to participants	100,080

Total interest and dividend income	$4,485,614

5. Related-Party Transactions
Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company or its affiliates. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions.
Certain officers and employees of CIBC (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The CIBC pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

CIBC World Markets Incentive Savings Plan for United States Employees
Notes to Financial Statements (continued)
5. Related-Party Transactions (continued)
The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.
6. Plan Termination
Although it has not expressed any intention to do so, CIBC has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Upon termination, the participant’s accounts shall become fully vested and be distributed in accordance with the provisions of the Plan.
7. Federal Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. The CIBC has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

EIN: #13-1942440
Plan: #006
CIBC World Markets Incentive Savings Plan for United States Employees
Schedule H, Line 4(i) —Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of
	Investment,
Identity of Issue, Borrower,	Including Shares,	Current
Lessor or Similar Party	or Rate of Interest	Value

Registered Investment Companies:
Alliance Premier Growth Fund*	64,057 shares	$1,168,399
Alliance Technology Fund*	20,853 shares	1,188,856
American Funds EuroPacific Growth Fund*	268,968 shares	9,583,314
Davis New York Venture Fund Inc.*	537,571 shares	16,498,057
Franklin Strategic Series: Small Cap Growth Fund*	77,215 shares	2,637,653
Lord Abbett Affiliated Fund*	1,836,267 shares	27,140,028
Morgan Stanley Institutional Fund*	81,178 shares	1,834,617
Nations International Value Fund*	176,786 shares	4,025,414
Oak Associates Fund: White Oak Growth Stock*	83,393 shares	2,840,353
PIMCO Funds: Pacific Investment Management Series*	1,072,357 shares	11,442,053
Seligman Communications and Information Fund*	61,981 shares	1,575,553
Vanguard 500 Index Fund Investor Shares*	411,591 shares	45,950,060
Vanguard Balanced Index Fund*	524,538 shares	10,202,273
Vanguard High Yield Corporate Fund*	811,820 shares	5,228,120
Vanguard Long-Term Treasury Fund*	439,044 shares	5,053,400
Vanguard Prime Money Market Fund*	26,594,301 shares	26,594,301
Vanguard Small-Cap Index Fund*	602,081 shares	16,147,825
Vanguard U.S. Growth Fund*	828,783 shares	13,409,708

Total registered investment companies		202,519,984

CIBC Stock Fund*	567,888 shares	13,640,675
Loans to participants*	4% - 11.5%	2,510,199

Total investments		$218,670,858

*Permitted party-in-interest
Note: Cost information is not required for participant directed investments, and therefore is not included.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the US Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Bala Ayyar

Bala Ayyar, a member of the
US Benefits Committee
Dated: December 12, 2005